Exhibit 99.1

VimpelCom shareholders approve bye-law amendments

Amsterdam (September 25, 2013), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ:VIP), announced that it held its Special General Meeting of Shareholders (SGM) earlier today. At the SGM, VimpelCom shareholders approved amended and restated bye-laws with technical amendments to the Company’s former bye-laws. The bye-law amendments were made in connection with the Company’s listing on NASDAQ on September 10, 2013.

Holders of approximately 94% of the Company’s shares were represented at the SGM.

For more information about the Company’s bye-laws, please see VimpelCom’s web site, www.vimpelcom.com in the “Corporate Profile/Corporate-governance” section.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of June 30, 2013 VimpelCom had 215 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)